UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the transition period from                      to

Commission File Number 001-12209

A.	Full title of the plan and address of the plan, if different from the issuer named below

RANGE RESOURCES CORPORATION

401 (k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principle executive office

Range Resources Corporation

100 Throckmorton, Suite 1200

Fort Worth, Texas, 76012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the

Range Resources Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Range Resources Corporation 401(k) Plan as of December 31, 2014 and 2013 and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2014. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Range Resources Corporation 401(k) Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Whitley Penn LLP

Fort Worth, Texas

May 29, 2015

RANGE RESOURCES CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
Assets
Investments, at fair value:
Shares of registered investment companies:
Mutual funds	$81,686,301	$71,705,598
Common collective trust	8,482,320	8,279,205
Self-directed brokerage	265,244	317,047
Range Resources Corporation common stock	23,647,850	42,066,563

Total investments at fair value	114,081,715	122,368,413

Notes receivable from participants	1,323,541	1,304,767
Cash	108	—

Net assets available for benefits at fair value	115,405,364	123,673,180

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contract	(122,961)	(115,704)

Net assets available for benefits	$115,282,403	$123,557,476

See accompanying notes to financial statements.

RANGE RESOURCES CORPORATION 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2014	2013
Additions to net assets
Investment income (loss):
Net realized and unrealized gains (losses) on investments	$(13,884,338)	$19,974,158
Interest and dividends	5,723,187	3,878,340

Total investment income (loss)	(8,161,151)	23,852,498

Contributions:
Participants	8,253,458	7,072,799
Employer match	5,828,794	5,079,950
Rollover and other	597,469	769,569

Total contributions	14,679,721	12,922,318

Total additions to net assets	6,518,570	36,774,816

Deductions from net assets
Benefits paid to participants	(14,793,643)	(7,427,522)

Total deductions from net assets	(14,793,643)	(7,427,522)

Net (decrease) increase in net assets available for benefits	(8,275,073)	29,347,294

Net assets available for benefits at beginning of year	123,557,476	94,210,182

Net assets available for benefits at end of year	$115,282,403	$123,557,476

See accompanying notes to financial statements.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2014 and 2013

A.	Description of the Plan

Plan Description

The following description of the Range Resources Corporation 401(k) Plan (the “Plan”) provides only general information. The Plan is sponsored by Range Resources Corporation (the “Company” or “Plan Sponsor”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established effective January 1, 1989, and most recently amended effective January 1, 2013, as a defined contribution plan covering employees of the Company who are eighteen years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The purpose of the Plan is to encourage employees to save and invest, systematically, a portion of their current compensation in order that they may have a source of additional income upon their retirement, or for their family in the event of death.

Contributions

Participants may contribute up to 75% of their pre-tax annual compensation, as defined by the Plan. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (the “Code”) as defined in the Plan agreement. The Plan allows for both pre-tax and Roth after-tax contributions.

Employees are immediately eligible to participate in the Plan. The Company has an automatic enrollment feature under the Plan. Those employees that do not make an affirmative election to not contribute to the Plan are automatically enrolled in the Plan approximately 45 to 60 days from hire with contributions equal to 6% of pre-tax annual compensation. If those employees added to the Plan under the automatic enrollment feature do not change their deferral, the deferral will increase 1% on January 1st of each year up to a maximum of 10%.

Employees who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the Plan year, are eligible for catch-up contributions in accordance with and subject to the limitations imposed by the Code.

Beginning January 1, 2008, the Company began a Qualified Automatic Safe Harbor Matching Contribution (“QASH”) in the amount of 100% of the first 6% of deferred compensation. QASH contributions were approximately $5,829,000 and $5,080,000 during 2014 and 2013, respectively.

At the discretion of the Board of Directors, the Company may elect to contribute an additional matching contribution based on the amounts of salary and/or bonus deferrals of the participants. The Board did not elect any matching contributions in addition to the 6% of pre-tax annual compensation in 2014 or 2013.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2014 and 2013

A.	Description of the Plan – continued

Participant Accounts

Each participant’s account is credited with the participant’s elective contributions, employer contribution(s), and earnings thereon. Allocations are based on participant earnings as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Effective January 1, 2013, T. Rowe Price Retirement Plan Services, Inc. (“T. Rowe Price”) became the Plan’s recordkeeper, Trustee and Custodian. The Plan’s trustee and custodian was DWS Trust Company (“DWS”) and the recordkeeper was ADP Retirement Services for the 2012 and prior Plan years.

Vesting

Participants are immediately fully vested in their elective contributions plus actual earnings thereon. Effective January 1, 2013, all matching contributions are immediately vested. Prior to January 1, 2013, vesting in the Company QASH contributions portion of their accounts plus actual earnings thereon was as follows:

Years of Service	Vested Percentage
Less than One (1) year	0%
One (1) year	50%
Two (2) years	50%

Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or, in the case of a loan to acquire or construct the primary residence of a participant, a period not to exceed a repayment period used by commercial lenders for similar loans. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 2.00%, as defined by the Participant Loan Program. Interest rates for outstanding loans ranged from 5.25% to 10.00% for both December 31, 2014 and 2013. Principal and interest are paid ratably through payroll deductions.

Benefit Payments

Participants withdrawing during the year for reasons of service or disability, retirement, death, or termination are entitled to their vested account balance. Benefits are distributed in the form of rollovers, lump sum distributions or installment payments. If withdrawing participants are not entitled to their entire account balance, the amounts not received are forfeited. See additional discussion below.

A participant may receive a hardship distribution from salary deferrals if the distribution is: (1) on account of uninsured medical expenses incurred by the participant, their spouse or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses; (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence; (5) on account of funeral or burial expenses relating to the death of the participant’s deceased parent, spouse, child or dependent; or (6) on account of casualty expenses to repair damage to the participant’s principal residence.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2014 and 2013

A.	Description of the Plan – continued

Forfeitures

All forfeitures are used to fund Plan expenses such as recordkeeping fees and consulting fees paid in connection with the audit of the Plan.

B.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in the mutual funds, self-directed brokerage investments, and Range Resources Corporation common stock and there are no redemption restrictions on these investments. The Plan’s interest in the common collective trust is valued based on information reported by the investment manager using the audited financial statements of the common collective trust at year-end. These investments are subject to market or credit risks customarily associated with equity investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized gains or losses from security transactions are reported on the average historical cost method.

Unrealized appreciation or depreciation of investments represents the increase or decrease in market value during the year.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. The fair value of the investment in the common collective trust is presented in the Statement of Net Assets Available for Benefits as well as the adjustment of the investment in the common collective trust from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Contributions

Contributions from participants and the Company are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan’s administrator.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2014 and 2013

B.	Summary of Significant Accounting Policies - continued

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan. Administrative costs of the Plan are paid by the Company or with forfeitures and are not reflected in the accompanying financial statements.

Notes Receivable From Participants

Notes receivable from participants are valued at the unpaid principal balance plus any accrued but unpaid interest.

C.	Investments

Participants may direct their 401(k) salary and/or bonus deferrals and employer contributions to be invested into any of the investment options offered by the Plan, including Range Resources Corporation common stock. Additionally, upon election employees can use a self-directed brokerage account where monies are invested in mutual funds and investment decisions are directed by employees. Employees are limited to a maximum investment in the self-directed brokerage account of 50% of their 401(k) investment balance.

The following table presents the individual investments that exceeded 5% of the Plan’s net assets available for benefits at December 31:

Description	2014
Range Resources Corporation common stock	$23,647,850
Mainstay Large Cap Growth Fund I	9,722,100
T. Rowe Price Stable Value Fund	8,482,320
T. Rowe Price Retirement 2030 Fund	7,645,251
American Beacon Large Cap Value Institutional	6,360,939
Vanguard 500 Index Admiral	6,328,268

Description	2013
Range Resources Corporation common stock	$42,066,563
Mainstay Large Cap Growth Fund I	9,280,232
T. Rowe Price Stable Value Fund	8,279,205
Blackrock Equity Dividend Institutional	6,260,294

Common stock of the Company represented approximately 20% of net assets available for benefits at December 31, 2014 compared to 34% of net assets available for benefits at December 31, 2013.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2014 and 2013

C.	Investments - continued

During 2014 and 2013, the composition of the Plan’s net realized and unrealized (losses) gains on investments was as follows:

	2014	2013
Range Resources Corporation common stock	$(13,618,942)	$11,350,488
Mutual funds	(259,369)	8,746,585
Self-directed brokerage	(6,027)	(122,915)

	$(13,884,338)	$19,974,158

D.	Tax Status

Effective January 1, 2013, the Company adopted a T. Rowe Price prototype plan which has been approved by the Internal Revenue Service for use by employers as a qualified plan. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Management believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2011.

E.	Forfeitures

At December 31, 2014 the balance in the forfeiture account approximated $22,800 and approximated $1,000 at December 31, 2013. Forfeitures utilized to pay plan expenses approximated $1,400 and $18,000 for 2014 and 2013 Plan years, respectively.

F.	Transactions with Parties-in-Interest

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee organization, or relatives of such persons.

Participants have the option to invest their salary and/or bonus deferrals into the Company’s common stock. In addition, the Plan invests in shares of mutual funds and a common collective trust managed by T. Rowe Price, which acts as Trustee for these investments as defined by the Plan effective January 1, 2013. Transactions in such investments, as well as notes receivable from participants, qualify as parties-in-interest transactions, which are exempt from the prohibited transaction rules.

G.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, participants would become fully vested and the net assets of the Plan would be distributed among the participants in accordance with ERISA.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2014 and 2013

H.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2014 and 2013, per the financial statements to the Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$115,282,403	$123,557,476

Adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive investment contract	122,961	115,704

Net assets available for benefits per the Form 5500	$115,405,364	$123,673,180

The following is a reconciliation of the net increase (decrease) in net assets available for benefits for the years ended December 31, 2014 and 2013, per the financial statements to the Form 5500:

	2014	2013
Net (decrease) increase in net assets available for benefits per the financial statements	$(8,275,073)	$29,347,294

Change in adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive investment contract	7,257	115,704

Net (decrease) increase in net assets available for benefits per the Form 5500	$(8,267,816)	$29,462,998

The reconciling items noted above are due to the difference in the method of accounting used in preparing the Form 5500 as compared to the Plan’s financial statements.

I.	Fair Value Measurements

In accordance with U.S. GAAP, fair value measurements are based upon inputs that market participants use in pricing an asset or liability, which are classified into two categories, observable inputs and unobservable inputs. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect a company’s own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. These two types of inputs are further prioritized into the following fair value input hierarchy:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities as of the reporting date.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Where observable inputs are available, directly or indirectly, for substantially the full term of the asset or liability, the instrument is categorized in Level 2.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2014 and 2013

I.	Fair Value Measurements – continued

The Plan uses a market approach for fair value measurements and endeavors to use the best information available. Accordingly, valuation techniques that maximize the use of observable inputs are favored. The following tables present the fair value hierarchy table for investments measured at fair value, on a recurring basis:

		Fair Value Measurements at December 31, 2014 Using
	Total Carrying Value as of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
Income funds	$6,112,264	$6,112,264	$—	$—
Growth and income funds	31,529,901	31,529,901	—	—
Growth funds	27,929,019	27,929,019	—	—
Aggressive growth funds	16,115,117	16,115,117	—	—

Total mutual funds	81,686,301	81,686,301		—

Range Resources Corporation common stock	23,647,850	23,647,850	—	—
Common collective trust	8,482,320	—	8,482,320	—
Self-directed brokerage	265,244	265,244	—	—

Total investment at fair value	$114,081,715	$105,599,395	$8,482,320	$—

		Fair Value Measurements at December 31, 2013 Using
	Total Carrying Value as of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:

Income funds	$5,784,121	$5,784,121	$—	$—
Growth and income funds	23,751,508	23,751,508	—	—
Growth funds	25,714,091	25,714,091	—	—
Aggressive growth funds	16,455,878	16,455,878	—	—

Total mutual funds	71,705,598	71,705,598		—

Range Resources Corporation common stock	42,066,563	42,066,563	—	—
Common collective trust	8,279,205	—	8,279,205	—
Self-directed brokerage	317,047	317,047	—	—

Total investment at fair value	$122,368,413	$114,089,208	$8,279,205	$—

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2014 and 2013

I.	Fair Value Measurements – continued

These items are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities within the levels of the fair value hierarchy. Mutual funds in Level 1 are measured at fair value with a market approach using net asset values of the shares held by the Plan at year-end. Range Resources Corporation common stock in Level 1 is exchange traded and measured at fair value with a market approach using the closing price. The common collective trust in Level 2 is measured based on information reported by the investment manager using the audited financial statements of the trust for the Plan’s year-end. Self-directed brokerage in Level 1 is measured at fair value with a market approach using net asset values of the mutual fund shares held by the Plan at year-end.

RANGE RESOURCES CORPORATION 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

EIN: 34-1312571

Plan: 002

(a)	(b) Identity of Isuue, Borrower or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost Value	(e) Current Value
*	Range Resources Corporation	Common Stock	**	$23,647,850
	Mainstay	Large Cap Growth Fund I	**	9,722,100
*	T. Rowe Price	Stable Value Fund	**	8,482,320
*	T. Rowe Price	Retirement 2030 Fund	**	7,645,251
	American Beacon	Large Cap Value Institutional	**	6,360,939
	Vanguard	500 Index Admiral	**	6,328,268
*	T. Rowe Price	Retirement 2020 Fund	**	5,129,350
	Oppenheimer	Global Fund - Y	**	4,615,723
	Allianz	NFJ Small-Cap Value Fund - Institutional	**	4,517,923
	Blackrock	U. S. Opportunities Port - Institutional	**	4,447,922
	Jhancock	Disciplined Value Mid Cap - I	**	3,407,213
	Pimco	Total Return Fund - Institutional	**	3,231,804
*	T. Rowe Price	Retirement 2050 Fund	**	3,218,122
*	T. Rowe Price	Retirement 2025 Fund	**	2,623,358
	Blackrock	Global Allocation Fund - Institutional	**	2,498,823
	Harbor	International Fund - Institutional	**	2,341,843
*	T. Rowe Price	Retirement 2015 Fund	**	2,339,876
	Alger	Small Cap Growth Institutional - I	**	2,227,149
*	T. Rowe Price	Retirement 2040 Fund	**	2,216,260
	Deutsche	Real Estate Securities - Institutional	**	1,581,261
	Pimco	Real Return Fund - Institutional	**	1,411,821
*	T. Rowe Price	Retirement 2045 Fund	**	975,841
	GS	Emerging Markets Fund - A	**	831,218
*	T. Rowe Price	Retirement Balanced	**	762,583
	Pimco	Foreign Bond (USD Hedged) - Instututional	**	597,182
	Pimco	Income Institutional	**	584,406
*	T. Rowe Price	Retirement 2035 Fund	**	368,151
	Vanguard	Mid Cap Index Admiral	**	320,968
	Vanguard	Total Bond Market Index Admiral	**	287,003
*	T. Rowe Price	Retirement 2055 Fund	**	258,477
*	T. Rowe Price	International Discovery Fund	**	211,963
	Vanguard	Total International Stock Index Admiral	**	200,858
	Vanguard	REIT Index Fund Adminral Shares	**	179,170
	Vanguard	Small Cap Index Admiral	**	118,169
*	T. Rowe Price	Retirement 2010 Fund	**	47,651
	RS	Global Natural Resources	**	38,917
*	T. Rowe Price	Prime Reserve Fund	**	38,661
	Oppenheimer	International Bond Fund - Y	**	48
*	T. Rowe Price	Retirement 2005 Fund	**	29
	Self-directed brokerage	Various investments in mutual funds	**	265,244
*	Participant loans	5.25% - 10.00%; 1 - 5 years	-0-	1,323,541

				$115,405,256

*	A party-in-interest as defined by ERISA
**	Cost not necessary due to participant-directed investements

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

RANGE RESOURCES CORPORATION 401(k) PLAN

Date: May 29, 2015	/s/ Dori Ginn
Dori Ginn,
Principal Accounting Officer and Senior Vice President Controller

Exhibit Index

NUMBER	Exhibit

23*	Consent of independent registered public accounting firm

99.1*	Certification of the December 31, 2014 Annual Report on Form 11-K, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Principal Executive Officer and Principal Financial Officer of the Plan.

*	included herewith